

Mail Stop: 3628

January 4, 2016

Via E-mail
Kerri S. Bernstein
President and Director
American Express Receivables Financing Corporation VIII LLC
200 Vesey Street
30th Floor, Room 505A
New York, New York 10285

> **Re: American Express Issuance Trust II**
> **American Express Receivables Financing Corporation VIII LLC**
> **Registration Statement on Form SF-3**
> **Filed December 10, 2015**
> **File Nos. 333-208435 and 333-208435-01**

Dear Ms. Bernstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Repurchases and Replacements, page 47

2. We note that each of TRS, Centurion and FSB have an obligation to repurchase receivables where there has been a material breach of representations and warranties. Please confirm that you will provide information about the financial condition of TRS, as sponsor and servicer, and about Centurion and FSB, as originators, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f), 1108(b)(4), and 1110(c) of Regulation AB.

Part II Information Not Required in Prospectus

Annex II

3. We note that the accounts designated for the Trust Portfolio may include receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Item 14 Exhibits

Exhibit 4.5

4. We note your disclosure on page 119 of your prospectus that the requesting party will give up the right to sue in court by selecting binding arbitration. We note, however, that the related provision in Section 2.18(e) of the Form of Second Amended and Restated Transfer Agreement filed as exhibit 4.5 does not refer to binding arbitration. Please revise this provision to be consistent and make conforming changes throughout your remaining transaction documents, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structure Finance

cc: Carol Schwartz, American Express
        Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP